Exhibit K.4

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”) is entered into effective as of [            ], 2006 (the “Effective Date”), by and between Kohlberg & Company, L.L.C, a Delaware limited liability Company (“Kohlberg & Co.”), and Kohlberg Capital, LLC, a Delaware limited liability company (“Kohlberg Capital”). Kohlberg & Co. and Kohlberg Capital are each sometimes referred to herein as a “party” and collectively as the “parties.”

WHEREAS, affiliates of Kohlberg & Co. formed Kohlberg Capital to continue and expand the middle market investment business and asset management business of Katonah Debt Advisors, L.L.C., a Delaware limited liability company (“Katonah Debt Advisors”), an asset manager that manages collateralized debt obligation funds that invest in broadly syndicated senior loans, second lien loans, high-yield bonds, credit default swaps and other credit instruments;

WHEREAS, Kohlberg Capital acquired 100% of the equity in Katonah Debt Advisors from affiliates of Kohlberg & Co. in exchange for equity securities of Kohlberg Capital and a promissory note;

WHEREAS, prior to Kohlberg Capital’s acquisition of Katonah Debt Advisors, Kohlberg & Co. provided certain services to Katonah Debt Advisors; and

WHEREAS, during a phased transitional period beginning on the date hereof and continuing during the term of this Agreement, Kohlberg Capital will require the provision of certain services by Kohlberg & Co. and Kohlberg & Co. is willing to provide such services during the term of this Agreement;

NOW, THEREFORE, in consideration of the mutual and reciprocal agreements and promises hereinafter set forth and for other good and valuable consideration, the parties agree as follows:

I.	DEFINITIONS

The following terms shall have the meaning indicated below.

“Affiliate” means, as to any party, any corporation, limited liability company, association, partnership, joint venture or other business entity that, directly or indirectly (through one or more intermediaries), Controls, or is Controlled by, or is under common Control with such party.

“Control” means the possession of the power to direct, or cause the direction of, the management and policies of a person or entity, whether through the ownership of voting securities, by contract, or otherwise.

II.	SERVICES

2.1 Purchase and Sale of Transition Services. Kohlberg & Co. agrees, directly or through its Affiliates or third parties (as appropriate, as determined by Kohlberg & Co. in its sole discretion), to provide to Kohlberg Capital those transition services (the “Services”) described in Exhibit A hereto during the term of this Agreement. With respect to Services being performed, Kohlberg & Co. and its Affiliates or third parties that may be providing Services shall collectively be referred to as the “Provider” and Kohlberg Capital and its Affiliates that may be the recipient of Services shall collectively be referred to as the “Recipient”. For each Service, Exhibit A shall describe the Service to be provided, which shall be no more extensive in scope and content than the services and functions performed by Provider in respect of Katonah Debt Advisors prior to the Effective Date. The Services (i) shall not include any Services that would be unlawful for Provider to provide or that would result in a breach of any software license or other applicable contract, and (ii) shall not include the making of strategic business decisions or other management decisions for Recipient.

2.2 Cooperation; Consents. The parties and their Affiliates will use all commercially reasonable efforts to cooperate with each other in accordance with the terms of this Agreement in respect of all matters relating to the provision and receipt of Services. Such cooperation shall include exchanging non-confidential information and using commercially reasonable efforts to obtain, at the sole cost and expense of Recipient, all required third-party consents, licenses, sublicenses or approvals necessary to permit each party to perform its obligations hereunder and under Exhibit A. Recipient shall provide Provider with such information and documentation as is reasonably requested by Provider and Recipient shall perform the actions and tasks specified on Exhibit A and such other duties and tasks as may be reasonably requested by Provider to enable Provider to perform the Services in accordance with this Agreement.

2.3 Subcontractors and Outsourcing. Notwithstanding anything to the contrary herein, Provider shall have the right to subcontract or outsource any of its obligations hereunder; provided, however, that no such subcontracting or outsourcing will affect Provider’s responsibility to perform its obligations under this Agreement.

III.	EXPENSE REIMBURSEMENT

3.1 Expense Reimbursement. As payment for the Services specified in Exhibit A to be provided by the Provider or its Affiliate or a third party on or prior to the 180th day following the Closing, the Recipient shall pay to the Provider the aggregate amount of out-of-pocket, travel or travel-related expenses incurred by the Provider in connection with the performance of any such Services. Any Services beyond those specified in Exhibit A or for periods after the 180th day following the Closing shall be subject to the mutual agreement of Recipient and Provider and shall, to the extent agreed to be performed, be provided by Provider on the terms so agreed. All amounts required to be paid hereunder shall be invoiced by the Provider on a monthly basis. Invoiced amounts shall be due and payable by the Recipient within 10 business days from the date of receipt of the applicable invoice.

3.2 Taxes. All amounts paid to the Provider hereunder are exclusive of value added taxes, sales taxes and any other similar taxes. Recipient will be responsible for all taxes (other than taxes based on net income or net profits of Provider) imposed by applicable taxing authorities on the provision of Services to the Recipient hereunder. If Provider or any of its Affiliates are required to pay such taxes, Recipient shall promptly, following a request therefor, reimburse the Provider or such Affiliate for the amount of such taxes.

IV.	NO WARRANTIES; LIMITATION OF LIABILITY

4.1 No Warranty. NEITHER PARTY MAKES ANY WARRANTIES OR REPRESENTATIONS OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY SERVICES PROVIDED HEREUNDER OR OTHERWISE IN CONNECTION WITH THIS AGREEMENT AND ALL SERVICES ARE PROVIDED ON AN AS-IS WHERE-IS BASIS.

4.2 Limitation of Liability. IN NO EVENT SHALL A PARTY OR ITS AFFILIATES BE LIABLE TO ANOTHER PARTY OR ITS AFFILIATES FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES OR LOST PROFITS, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) ARISING IN ANY WAY OUT OF THIS AGREEMENT, WHETHER OR NOT SUCH PARTY OR ITS AFFILIATES HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

V. TERM AND TERMINATION

5.1 Term. This Agreement begins on the Effective Date and shall continue in effect for [one hundred and eighty (180)] days thereafter, unless earlier terminated under Section 5.2. This Agreement may be extended by the parties in writing, either in whole or with respect to one or more of the Services; provided, however, that such extension shall only apply to the Services for which the Agreement was extended; provided further, however, unless Recipient provides Provider with written notice at least 30 days prior to the [180th] day following the Effective Date of its desire to negotiate an extension to any Services hereunder, this Agreement will terminate on the [180th] day following the Effective Date (or such earlier date as it may be terminated under Section 5.2). Notwithstanding the foregoing, Sections III, IV, VI, VII and VIII shall survive any expiration or termination of this Agreement.

5.2 Termination. The Recipient may at any time terminate this Agreement with respect to one or more of the Services, in whole or in part, upon giving at least thirty (30) days prior written notice to the Provider. In the event of early termination of this Agreement as provided in this Section 5.2, Recipient shall not be entitled to any refund of any amounts paid hereunder. Either party may terminate any affected Service at any time if the other party fails to perform any of its obligations under this Agreement relating to such Service, the recipient has notified the obligor in writing of such failure, and such failure continues for a period of fifteen (15) business days after the delivery to the obligor of notice of such failure. This Agreement may be terminated in whole or in part, at any time, by mutual written consent of both Provider and Recipient. This Agreement may be terminated by a party automatically and without the requirement of any notice to the other party if: (i) the other party shall (1) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its properties, (2) make a general assignment for the benefit of its creditors, (3) commence a voluntary case under the United States Bankruptcy Code, as now or hereafter in effect (the “Bankruptcy Code”), (4) file a petition seeking to take advantage of any law (the “Bankruptcy Laws”) relating to bankruptcy, insolvency, reorganization, winding-up, or composition or readjustment of debts, or (5) fail to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in any involuntary case under the Bankruptcy Code; or (ii) a proceeding or case shall be commenced against the other party in any court of competent jurisdiction, seeking (1) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts, (2) the appointment of a trustee, receiver, custodian, liquidator or the like of such party or of all or any substantial part of its assets, or (3) similar relief under any Bankruptcy Laws, or an order, judgment or decree approving any of the foregoing shall be entered and continue unstayed for a period of sixty (60) days, or an order for relief against Recipient shall be entered in an involuntary case under the Bankruptcy Code.

5.3 Effect of Termination. Recipient acknowledges and agrees that, notwithstanding anything to the contrary contained in this Agreement or otherwise, all obligations of Provider to provide a Service hereunder shall immediately cease upon the expiration of the term for, or the date of termination of, such Service as provided for in Exhibit A, and Provider’s obligations to provide all of the Services for which Provider is responsible hereunder shall immediately cease upon the termination of this Agreement in accordance with this Section V.

VI.	RELATIONSHIP OF THE PARTIES

6.1. Independent Contractor. It is expressly acknowledged that the Provider is an “independent contractor,” and nothing in this Agreement is intended and nothing shall be construed to (i) constitute the parties as employer and employee, partners, joint ventures, co-owners, or otherwise participants in a joint or common undertaking, (ii) make either party an agent or legal representative of the other for any purpose whatsoever, or result in the right or authority of any party to assume or create any obligation or responsibility, express or implied, on behalf of or in the name of the other party, or (iii) allow one party to exercise control or direction over the manner or method by which the other party performs the Services; provided, that the Services shall be furnished in a manner consistent with the provisions of this Agreement.

6.2. No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto, and nothing expressed or implied shall give or be construed to give any other person any legal or equitable rights hereunder, whether as a third party beneficiary or otherwise. Recipient shall not resell or provide the Services to any other person, or permit the use of the Services by any person other than Recipient.

6.3. Scope of Services. Unless otherwise specifically agreed by the Provider and the Recipient, the Services to be provided hereunder shall be substantially similar in scope, quality and nature to such Service performed by the Provider relative to Katonah Debt Advisors prior to the Effective Date. The Recipient shall, in connection with receiving

Services, follow the policies, procedures and practices in effect before the Effective Date and shall take timely action as specified on Exhibit A and give timely decisions, approvals and acceptances in order to enable the Provider to perform its obligations hereunder in accordance with terms of this Agreement. Except as specifically provided otherwise in Exhibit A for a specific Service, in providing the Services, the Provider shall not be obligated to: (i) hire any additional employees or maintain the employment of any specific employee; (ii) purchase, lease or license any additional equipment or software, (iii) create or supply any documentation or information not currently existing or readily available to Provider, or (iv) enter into any additional contracts with a third party to provide Services by or on behalf of the Provider.

6.4. Force Majeure. Neither party will be held liable to the other for any delay or failure of performance (other than the obligations of Recipient to make payments to Provider pursuant to Section III hereof) where, and Provider shall not be required to provide any Service hereunder to the extent, such delay or failure results from events beyond that party’s control, including without limitation, acts of God, earthquakes, fires, floods, civil disturbance, strikes, labor disputes, unfeasible technological requirements, acts of war or terrorism and lawful governmental action. Provider’s sole responsibility to Recipient in the event of the occurrence of any of the events referred to in the first sentence of this Section 6.4 (a) for errors or omissions in Services, shall be to furnish correct information, payment and/or adjustment in the Services; provided that Recipient must promptly advise Provider of any such error or omission of which it becomes aware after having used reasonable efforts to detect any such errors or omissions, and (b) for failure to deliver any Service as a result of events beyond Provider’s control shall be to use reasonable efforts, subject to this Section 6.4, to make the Services available and/or to resume performing the Services as promptly as reasonably practicable.

6.5. Security and Confidentiality. The parties each agree that all confidential or proprietary information of the Provider and Recipient disclosed under this Agreement in connection with the provision of any Services provided for hereunder will be held by the other party in strict confidence and, at all times following the Effective Date, will not be used or disclosed by either party to any third party and, upon Provider’s or Recipient’s request, as applicable, will be promptly destroyed by the Recipient or Provider, as the case may be, or delivered to Provider or Recipient, as the case may be. During the term of this Agreement, each party’s access to the information technology infrastructure of the other party for applications and other data processing activities shall be through all reasonable secured controlled processes determined by the disclosing party in its sole discretion, and shall be in accordance with the disclosing party’s (including its Affiliates’) business control and information protection policies, standards and guidelines as may be modified from time to time. Those employees of Recipient and Provider having access to such infrastructure and applications and other shared systems may be required by Provider or Recipient, as the case may be, to enter into a customary non-disclosure agreement in connection with, and as a condition to, such access. Except as otherwise provided herein or in any other agreement between the parties, Provider shall not transfer to Recipient, and Recipient shall have no rights in or access to, application software/systems source code associated with shared systems through which Provider is providing Services to Recipient hereunder. Except as otherwise specifically permitted herein or in any other agreement between the parties,

Recipient shall not, through reverse engineering or any other technique or means, attempt to access such source code and will use such application software/systems only for their intended use. Except as otherwise specifically provided herein or in any other agreement between the parties, any use of such software applications as set forth herein will be subject to Provider’s standard software license terms or any additional terms that may be referenced in a Services Schedule.

6.6 Intellectual Property Rights. Neither party will gain, by virtue of this Agreement, any rights of ownership of patents, trade secrets, trademarks, copyrights or any other intellectual property rights owned by the other. Provider will own all patents, trade secrets, trademarks, copyrights and other intellectual property rights subsisting in works developed by Provider for purposes of this Agreement. Recipient shall not be entitled to receive, review, copy or otherwise access any source code or other confidential information of Provider in connection with any of the Services provided hereunder.

VII.	GOVERNING LAW AND JURISDICTION

7.1. Governing Law. This Agreement, including Exhibit A attached hereto, the rights of the parties and all actions arising in whole or in part under or in connection herewith, shall be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

7.2. Jurisdiction. Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the courts of the Supreme Court of the State of New York in New York County or in the United States District Court for the for the Southern District of New York for the purpose of any action between the parties arising in whole or in part under or in connection with this Agreement, (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any such action other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

7.3. Service of Process. Each party hereby (a) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York law, (b) agrees that service of process made in accordance with clause (a) or made by registered or certified mail, return receipt requested, at its address specified on the signature pages hereto, will constitute good and valid service of process in any such action and (c) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (a) or (b) does not constitute good and valid service of process.

VIII.	MISCELLANEOUS

8.1. This Agreement shall be binding upon and inure to the benefit of the undersigned parties, their permitted successor and assigns, and upon any conversion of Kohlberg Capital under Delaware law into a corporation, all references hereunder to Kohlberg Capital shall be deemed to refer to such corporation.

8.2. Neither party may, directly or indirectly, in whole or in part, whether by operation of law or otherwise, assign or transfer this Agreement, without the other party’s prior written consent, and any attempted assignment, transfer or delegation without such prior written consent shall be voidable at the sole option of such other party. Notwithstanding the foregoing, either party (or its permitted successors, assignees or transferees hereunder) may assign or transfer this Agreement as a whole without consent to an entity that succeeds to all or substantially all of the business or assets of such party.

8.3. Failure to enforce any provision of this Agreement shall not constitute a waiver of any term hereof.

8.4. This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior or contemporaneous agreements concerning the subject matter hereof.

8.5. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

8.6. If any term or other provision of this Agreement is determined by a court or administrative agency to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby, are fulfilled to the fullest extent possible.

8.7. Any amendment, waiver or other modification to this Agreement must be made in writing and must be signed by an authorized representative of each party.

IX.	CONTACT INFORMATION

Provider and Recipient shall each appoint a single point of contact to be responsible for management of this Agreement and serve as the initial contact for requests or questions of the other party under this Agreement. Either party may change its contact at any time by providing written notice to the other party as provided for herein. The initial points of contact are:

Kohlberg & Co., LLC:	Kohlberg Capital LLC

Shant Mardirossian	Dayl W. Pearson
111 Radio Circle	295 Madison Avenue, 6th Floor
Mt. Kisco, New York 10549	New York, New York 1017
Tel: (914) 241-7430	Tel: (212) 455-8300
Fax: (914) 241-7476	Fax: (212) 983-7654

IN WITNESS WHEREOF, the parties have caused this Transition Services Agreement to be signed by their duly authorized representatives to be effective as of the date first written above.

KOHLBERG & COMPANY, L.L.C.	KOHLBERG CAPITAL, LLC

By: Name: Title: 111 Radio Circle Mt. Kisco, New York 10549	By: Name: Title: 295 Madison Avenue, 6th Floor New York, New York 1017

ACKNOWLEDGED AND AGREED:

KOHLBERG CAPITAL CORPORATION

By:

Name:

Title:

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